E-House (China) Holdings Limited

March 20, 2012

VIA EDGAR AND FACSIMILE

Tom Kluck, Legal Branch Chief

Folake Ayoola, Attorney Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-House (China) Holdings Limited
Registration Statement on Form F-4 (File No. 333-179004)

Dear Mr. Kluck and Ms. Ayoola:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, E-House (China) Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “F-4 Registration Statement”) be accelerated to, and that the F-4 Registration Statement become effective at, 11:00 A.M., New York City Time, on March 21, 2012, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

E-House (China) Holdings Limited

By:	/s/ Li-Lan Cheng
Name:	Li-Lan Cheng
Title:	Chief Financial Officer